Big Cat Energy Corp

       PO Box 500

www.bigcatenergy.com   OTCBB: BCTE
 Upton, WY 82730
   307-468--9369

March 2, 2012

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C.  20549

Re: Big Cat Energy Corporation (File No. 0-49870)
Form 10-K for Fiscal Year Ended April 30, 2011, Filed July 28, 2011
Form 10-Q for Fiscal 1/4 Ended October 31, 2011, Filed December 15, 2011

To Whom It May Concern:

Big Cat Energy Corporation responds to the comments of the letter of February 23, 2012 as follows:

Form 10-K for the Fiscal year Ended April 30, 2011

Business

Principal Products and Business, page 4

SEC COMMENT:

1.
We note your disclosures on pages 4 to 6 describing your ARID method of water handling, as well as other methods used by your competitors to deal with water issues and the limitations of such other methods. Please expand your disclosures to discuss the limitations of your ARID method and technology, and other factors or reasons that have limited your sales and leases of the ARID tools to date.

RESPONSE OF REGISTRANT:

The Company plans to amend Form 10K by amending and restating in its entirety the Principal Products and Business section of the Report.  The Company believes limited sales have resulted from the current market rather than from limitations on the ARID method.   The following disclosure will be added to that section and to the “Description of Operations” found in Note 1 to the financial statements:

 “The Company's technology is designed primarily for the Coal Bed Methane (CBM) industry and is suited for use in new well drilling or the bringing back into production of wells that are currently idle. Due to the current and historically low natural gas prices, there have been limited new well drilling programs and no significant amounts of restoring idle wells back into production since 2007. These factors combined with a limited sales area, as CBM is primarily produced in the Rocky Mountain area (mostly in Wyoming), have contributed to the low sales/lease activity experienced by the Company.”

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

SEC COMMENT:

2.
We note that your current auditor placed reliance on the work of your former auditor for the audit of the cumulative period from June 19, 1997 (inception date) to April 30, 2008, as indicated in the first paragraph of the audit report. Please obtain a revised report from your current auditor that contains language referring to both the current auditor’s audit and to the report of the former auditor in the scope (second) and opinion (third) paragraphs. The opinion paragraph should also refer to the cumulative period from inception to April 30, 2011. Your auditor can refer to AU 508.12 and 508.13 for guidance and example.

Additionally, have your current auditor clarify for us the reference source that permits the inclusion of the statement made in the fourth paragraph of the audit report.

RESPONSE OF REGISTRANT:

See amended audit opinion, attached, to be filed with the amended Form 10K. Reference to reliance on former auditors has been corrected with respect to professional guidance provided and the fourth paragraph of the original audit opinion has been deleted.

SEC COMMENT:

3.	Please obtain and include in your filing a re-issued report from your former auditor covering the period from inception to April 30, 2008, to comply with Regulation S-X Rule 2-05.

RESPONSE OF REGISTRANT:

The Company requests a waiver of this requirement due to the prior auditors’ opinion was included in previous Form 10K and relates to a short period (June 19, 1997 through April 30, 2008) only reflected in the current Form10K within the cumulative presentation required for entities in the development stage of operations.  Additionally, the cost to obtain an opinion from our former auditors for this short period of time would be significant and an extreme burden to the Company.

Statement of Operations, page F-3

   SEC COMMENT:

4.
Please note that if you elect to present a gross profit measure, any depreciation expense related to your cost of ARID tools sold will need to be included in your gross profit measure, based on the guidance in SAB Topic 11:B.

     RESPONSE OF REGISTRANT:

There is no adjustment necessary to the gross profit measure relating to depreciation. The Company does not record depreciation expense on ARID installations due to a) the ARID tool has no moving parts and does not move during the operation of the well, it rests in the well bore. There is little wear on the ARID device while in operation, hence no loss in value of the device, and b) the cost of the ARID device is minimal <$500 each with minimal lease installations over the history of the Company. Due to these factors, any depreciation on installed tools would be minimal.  Currently the Company does not have any lease installations with all ARID tools considered inventory at this time.

Exhibit 31.1 and 31.2

                SEC COMMENT:

5.	Please revise the certifications to include a reference to internal control over financial reporting in the fourth paragraph to comply with Regulation S-K Item 601(b)(31).

RESPONSE OF REGISTRANT:

The Company will amend Form 10K with revised certifications for Exhibits 31.1 and 31.2 which will have the following language as the lead in to the fourth paragraph:

“The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”

Form 10-Q for the Fiscal Quarter Ended October 31, 2011

General

SEC COMMENT:

6.	Please make revision to your Form 10-Q to address the above comments where applicable, as well as to address the following additional comments.

RESPONSE OF REGISTRANT:

The Company will include the above revisions in the 10/31/2011 Form 10-Q/A.

Management’s Discussion and Analysis

Trademark Status, page 16

SEC COMMENT:

7.
We note you disclose that your trademark legal proceeding with Caterpillar Inc. is in the discovery phase and that once sufficient discovery has taken place, so that the parties can better assess the matter, you will determine whether settlement is an option. Please expand your disclosure to discuss whether you believe there is a reasonable possibility that a loss may have been incurred and your estimate of the range of reasonably possible loss.

RESPONSE OF REGISTRANT:

The Company will amend form 10Q with the following sentence:

“The Company and its trademark counsel do not anticipate any loss exposure, financial or other, to the Company as a result of this proceeding.”

Liquidity and Capital Resources, page 17

SEC COMMENT:

8.
We note that while at fiscal year ended April 30, 2011 you had a positive working capital balance of $473,834, in the first two quarters of fiscal 2012 this balance has turned negative with you disclosing a negative working capital balance at October 31, 2011 of $375,008. Accordingly, please disclose your rate of negative cash flow per month, how long you could sustain current operations with available cash, and how you otherwise intend to fund your operations for the next 12 months.

RESPONSE OF REGISTRANT:

The Company will amend form 10Q filed where the first paragraph of Liquidity and Capital Resources will read:

“As of October 31, 2011 we had a working capital deficit of $375,008; therefore, we will need to seek additional sources of capital for the second half of the current year. Based on the current cash flow needs of the Company and assuming salaries will continue to not be paid, the Company has approximately 3-6 months of cash flow available. The Company will need to find additional sources of cash to continue operations after that period.”

Controls and Procedures, page 19

SEC COMMENT:

9.
We note your disclosures concluding that your disclosure controls and procedures (DCP) and internal control over financial reporting (ICFR) were not effective as of October 31, 2011 and April 30, 2011 due to the existence of a material weakness. You described that the material weakness related to increasing complexity in transactions that resulted in significant adjustments to the accounting records underlying the financial statements, but that you corrected all misstatements prior to the release of your financial statements.

Please expand your disclosures to discuss in more details the nature of the complexity to which you referred, as well as what additional redemption steps you place to take and their timing, to address your material weakness that will consequently enable you to reach effective DCP and ICFR conclusions.

RESPONSE OF REGISTRANT: The Company will amend form 10Q where Item 4 Controls and Procedures, Material Weakness Identified will read

"A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our financial statements for the year ended April 30, 2011 and period ended January 31, 2012, certain significant deficiencies in internal control became evident to management that represent a material weakness.  The Company has experienced an increasing complexity in its transactions as related to ASC 605, Revenue Recognition and with respect to equity transactions.  This complexity resulted in significant adjustments to the accounting records underlying the financial statements. Management corrected all misstatements prior to the release of the Company’s financial statements.  Management intends to engage third party consultants to assist management with complex transactions in future periods."

Big Cat Energy Corporation hereby represents as follows:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BIG CAT ENERGY CORPORATION

/s/ Richard G. Stifel
__________________________________
By : Richard G. Stifel
Chief Financial Officer